Filed by Hughes Electronics Corporation
                               Subject Company - Hughes Electronics Corporation
                                                 and General Motors Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                                 Commission File No.: 000-26035

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VIDEO
                                TITLE:    HUGHES FEB. 26 CORPORATE
NEWS                                      ANNOUNCEMENT

RELEASE
                                TIME:     VNR(2:16)    B-ROLL(4:02)  TRT: (7:07)
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                      F O R  R E L E A S E   FEBRUARY 26, 2002
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Contacts:     George H. Jamison, HUGHES ELECTRONICS, (310) 662-9986
              Richard Dore, HUGHES ELECTRONICS, (310) 662-9670
Producer:     Marianne Schwab, ROSAS PRODS., (818) 782-3232
Exec. Prod.:  John Rosas, ROSAS PRODS., (818) 753-1584
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                                 EDITOR'S NOTE:
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Watching television is easily one of the great American pastimes and until DBS
(or Direct Broadcast Satellite) was introduced, cable was the only option for multi-channel programming. The only catch is, 42 million homes and thousands of communities can't get their local TV stations via DBS. That all may change real soon if the federal government approves it.

This morning, EchoStar Communications and Hughes Electronics, parent companies of Dish Network and DIRECTV DBS services, which announced a proposed merger late last year, announced they have filed an application with the Federal Communications Commission to launch and operate a new satellite. This will allow them to deliver local broadcast channels in all 210 television markets throughout the United States. Currently, local channels delivered by satellite are only available in 42 of these markets.

The new satellite will work in concert with four other DIRECTV and EchoStar spacecraft in three orbital slots. This, combined with efficiencies gained through the merger, will make it possible to deliver local channels to every household in every television market in the country, including rural and under-served areas. The combined company will also bridge the proverbial "digital divide" by offering affordable high-speed satellite Internet access to people in every market in the country. People living in rural areas, who do not now have access to DSL and cable modems, will soon have access to high-speed Internet service via satellite and at affordable rates.

 The delivery of local channels in all 210 markets is contingent upon the proposed Hughes-EchoStar merger receiving approvals from the Federal
Communications Commission and the Department of Justice, as well as the successful launch of new spot-beam satellites. Only if this proposed merger is approved, will households in small and rural television markets in every state finally have a competitive alternative to cable operators, who have had virtual local monopolies on service.
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                                              SUGGESTED ANCHOR LEAD
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
Studio Anchor on-camera                                       STUDIO ANCHOR O/C: TODAY, ROUGHLY 42 MILLION HOMES CAN NOT RECEIVE
                                                              LOCAL TV PROGRAMMING VIA DBS, OR DIRECT BROADCAST SATELLITE
                                                              TELEVISION., WELL, THE WONDERFUL WORLD OF TELEVISION MIGHT BE
                                                              EXPANDING ITS UNIVERSE - AS SOON AS THE FEDERAL GOVERNMENT APPROVES
                                                              IT. MARIANNE SCHWAB REPORTS...

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                      VIDEO                          TIME                                      AUDIO
-------------------------------------------------- ---------- ---------------------------------------------------------------------
1.       INT. - People/Family  watching local TV
         (2)                                                  REPORTER  V/O: WATCHING TELEVISION IS EASILY ONE OF THE GREAT AMERICAN
2.       EXT - DBS installation                               PAST TIMES.  AND UNTIL DBS WAS INTRODUCED, CABLE WAS THE ONLY OPTION
3.       EXT - Rural Homes (2)                                FOR  MULTI- CHANNEL PROGRAMMING.  THE ONLY CATCH IS, 42 MILLION HOMES
4.       INT. - Person watching local news                    AND THOUSANDS OF COMMUNITIES CAN'T GET THEIR LOCAL TV STATIONS VIA
         program                                              SATELLITE. THAT ALL MAY CHANGE REAL SOON.

5.       EXT. -ECHOSTAR DishTV Home Satellite                 REPORTER  V/O:  TODAY, ECHOSTAR COMMUNICATIONS AND HUGHES ELECTRONICS,
         Dish                                                 PARENT COMPANIES OF THE DISH NETWORK AND DIRECTV DBS SERVICES, WHICH
6.       EXT.- DIRECTV buildings                              ANNOUNCED A PROPOSED MERGER LATE LAST YEAR, ANNOUNCED THEY HAVE FILED
7.       EXT.  - Rocket launch                                AN APPLICATION with the federal communications commission TO LAUNCH
                                                              AND OPERATE A NEW SATELLITE.
8.       GRAPHIC - Satellite Animation
9.

10.      Spokesperson on-camera                               SHAW O/C: "This proposal is new from the standpoint that we are going
SUPER:  Jack Shaw,  President, CEO, Hughes                    to be able to provide local channels to all 210 television markets in
Electronics                                                   the United States. That's really a big change from where we're providing maybe 42 markets with these local channels."
11.      GRAPHIC - US Map: Future- 210 Local
         Markets
12.      DISSOLVE TO: GRAPHIC U.S. Map -Current-
         42 Local Markets

13.      EXT. Rocket launch control center                    REPORTER V/O: THE NEW SATELLITE WILL WORK IN CONCERT WITH FOUR OTHER
14.      EXT. Rocket launch sequence                          DIRECTV AND ECHOSTAR SPACECRAFT IN THREE ORBITAL SLOTS. THIS, COMBINED
15.      Satellite -  Animation                               WITH EFFICIENCIES GAINED THROUGH THE MERGER, WILL MAKE IT POSSIBLE TO
16.      EXT. Homes in rural location                         DELIVER LOCAL CHANNELS TO EVERY HOUSEHOLD IN EVERY TELEVISION MARKET
17.      INT. Man working on internet/PC laptop               IN THE COUNTRY, INCLUDING RURAL AND UNDER-SERVED AREAS. THE COMBINED
18.      GRAPHIC: U.S. Map "Broadband: The                    COMPANY WILL ALSO BRIDGE THE PROVERBIAL DIGITAL DIVIDE BY OFFERING
         digital "Haves" (67 Million Households)              AFFORDABLE HIGH-SPEED SATELLITE INTERNET ACCESS TO PEOPLE IN EVERY
19.      DISSOLVE TO: GRAPHIC: U.S. Map Merger                MARKET IN THE COUNTRY.
         Bridges the "Digital Divide" (107 Million
         Households)

20.      Spokesperson on-camera                               ERGEN  O/C:  "We realize that unless we combine our subscriber bases, we can never ever effectively offer broadband services to rural
SUPER:                                                        America.."

Charles Ergen,  Chairman, CEO, EchoStar

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21.      EXT.  Rural landscape                                REPORTER  V/O: PEOPLE  LIVING IN RURAL AREAS, WHO DO NOT NOW HAVE
22.      EXT. Man working in garden at rural home             ACCESS TO DSL AND CABLE MODEMS, WILL SOON HAVE ACCESS TO HIGH-SPEED
23.      INT. Man on DSL internet connection at               INTERNET SERVICE VIA SATELLITE AND AT AFFORDABLE RATES.
         iMac
24.      INT. CU on mouse
25.      EXT. Building exterior pan to Satellite              REPORTER V/O: THE DELIVERY OF LOCAL CHANNELS IN THE 210 MARKETS IS
         Dish                                                 CONTINGENT UPON THE PROPOSED HUGHES-ECHOSTAR MERGER RECEIVING
26.      INT. Merger Conference                               APPROVALS FROM THE FEDERAL COMMUNICATIONS COMMISSION AND THE
27.      EXT. DirecTV Satellite Dish                          DEPARTMENT OF JUSTICE, AS WELL AS THE SUCCESSFUL LAUNCH OF THE NEW
28.      EXT. Rocket launch                                   SPOT-BEAM SATELLITE.
29.      GRAPHIC - Satellite launch animation
30.      GRAPHIC -  satellite in space animation
23.      Spokesperson on-camera                               HARTENSTEIN O/C: - "Together Hughes and EchoStar will have the spectrum and the technical prowess to deliver ubiquitous broadband
SUPER:  Eddy Hartenstein,  Chairman, CEO,                     services for customers for both nationwide and enterprise customers
DirectTV                                                      worldwide."

31.      INT. Merger Conference                                REPORTER V/O: ONLY IF THIS PROPOSED MERGER IS APPROVED, WILL
32.      EXT. Rural home                                       HOUSEHOLDS IN SMALL AND RURAL TELEVISION MARKETS IN EVERY STATE
33.      EXT. DishTV Satellite                                 FINALLY HAVE A COMPETITIVE ALTERNATIVE TO CABLE OPERATORS WHO HAVE
34.      INT.  Pan family watching TV                          HAD VIRTUAL LOCAL MONOPOLIES ON SERVICE. THIS IS MARIANNE SCHWAB.
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                                                        SUGGESTED ANCHOR TAG
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Studio Anchor on-camera                                       STUDIO ANCHOR O/C: ONCE THE MERGER AND SATELLITE LAUNCH ARE
                                                              AUTHORIZED, THE ROLLOUT OF LOCAL CHANNNELS CAN BE COMPLETED AS SOON
                                                              AS 24 MONTHS LATER.

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                                                           B-ROLL (4:02)
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                                                       ADDITIONAL SOUNDBITES
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1.       Spokesperson on-camera                               SHAW O/C: "This proposal is new from the standpoint that we are going to be able to provide local channels to all 210 television markets in
SUPER:                                                        the United States. That's really a big change from where we're providing maybe 42 markets with these local channels. So for the
Jack Shaw,  President, CEO, Hughes Electronics                first time, people in rural communities won't be disadvantaged relative to their counterparts in metropolitan cities."

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2.       Spokesperson on-camera                               SHAW O/C: "The day after the merger, people have the ability to have the same services, the same inner connection to the internet, the
SUPER:                                                        same inner connection to the world via the internet that their counterparts have in every city that has a large population. So, to
Jack Shaw,  President, CEO, Hughes Electronics                benefit the rural community is very important to me personally because I believe that's the heartland of our country."

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3.       Spokesperson on-camera                               ERGEN O/C: "We realize that unless we combine our subscriber bases, we can never ever effectively offer broadband services to rural
SUPER:                                                        America. And we say, `Why should people in rural America not have the same broadband service that people have where there's a cable or
Charles Ergen,  Chairman, CEO, EchoStar                       phone company?'."

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23. Spokesperson on-camera                                    HARTENSTEIN O/C: "Together Direct TV and Dish Network have over 16 million customers and today representing one out of every six
SUPER:  Eddy Hartenstein,  Chairman, CEO,                     households in the United States. And together have an unprecedented
DirectTV                                                      technological resources for interactive services over the television, high definition television and personal video recording capabilities.
                                                              Together Hughes and EchoStar will have the spectrum and the technical prowess to deliver ubiquitous broadband services for customers for both nationwide and enterprise customers worldwide."

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                                                         ADDITIONAL B-ROLL
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1. GRAPHIC - US Map Future- 210 Local Markets
2. GRAPHIC Of U.S. Map Current- 42 Local Markets
3. GRAPHIC: U.S. Map "Broadband: The digital
"Haves" (67 Million Households)
4. GRAPHIC: U.S. Map Merger Bridges the "Digital
Divide" (107 Million Households)
5. Push from WS - house with DishTV
6. Pan from rocks to house
7. Pull from house CU to WS with fence
8. CU little boy eating cooking
9. OTS boy watching TV
10. OTS family watching TV


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DISH Network is a trademark of EchoStar Communications Corporation. DISH Network
is EchoStar's state-of-the-art direct broadcast satellite TV system that is capable of offering over 500 channels of digital video and CD-quality audio programming, as well as advanced satellite TV receiver hardware and installation. EchoStar is included in the Nasdaq-100 Index (NDX). DISH Network currently serves over 6.43 million customers. For more information, contact 1-800/333-DISH (3474) or visit www.dishnetwork.com.

DIRECTV is the nation's leading digital satellite television service provider with more than 10.7 million customers. DIRECTV and the Cyclone Design logo are registered trademarks of DIRECTV, Inc., a unit of Hughes Electronics Corporation. HUGHES is the world's leading provider of digital television entertainment, broadband services, satellite-based private business networks, and global video and data broadcasting. The earnings of HUGHES, a unit of General Motors Corporation, are used to calculate the earnings per share attributable to the General Motors Class H common stock (NYSE: GMH). Visit DIRECTV on the World Wide Web at www.DIRECTV.com.

In connection with the proposed transactions, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and EchoStar Communications Corporation ("EchoStar") intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from General Motors. Such documents are not currently available.

General Motors and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, Hughes, EchoStar, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all;
(3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.